UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

5 March 2013

CSR plc

(“CSR” or the “Company”)

Announcement of the exercise of options

and sale of American Depositary Shares in the Company

by a Director

The Company announces that over the period from 1 March to 4 March 2013, Dr Levy Gerzberg, a non-executive director of the Company, exercised a total of 169,344 options to acquire CSR American Depositary Shares (“ADS’s”). Each ADS represents 4 ordinary shares in CSR. The table below summarises the options exercised on the respective days. Dr Gerzberg then sold the CSR ADS’s which he received on exercise of the options and the tables below also summarises the ADS’s sold and the average price obtained for each sale.

The options which Dr Gerzberg exercised were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

March 1 2013

Plan Name	Number of options held	Number of options exercised	Number of options remaining	Price at which exercised	ADS’s Sold	Average Price at which ADS’s were sold
2005 Equity Incentive Plan	6,495	6,495	Nil	$15.40	6,495	$28.068721
2005 Equity Incentive Plan	145,912	77,561	68,351	$15.40	77,561	$28.068721

March 4 2013

Plan Name	Number of options held	Number of options exercised	Number of options remaining	Price at which exercised	ADS’s Sold	Average price at which ADS’s were sold
2005 Equity Incentive Plan	68,351	48,108	20,243	$15.40	48,108	$28.373167
2005 Equity Incentive Plan	20,243	20,243	Nil	$15.40	20,243	$28.087659
2005 Equity Incentive Plan	16,937	16,937	Nil	$14.87	16,937	$28.087659

Following the exercise, Dr Gerzberg’s shareholding in the Company remains unchanged at 13,510 ADS’s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 6, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary